UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2024___ AND ENDING ___12/31/2024_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Poinsett Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 Lowndes Hill Road, Building 3, Suite 110

(No. and Street)
_Greenville_____SC_____29607_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John W. Boyd	(864) 679-4705	jboyd@poinsettsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____
(Name – if individual, state last, first, and middle name)

_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _______John W. Boyd__________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Poinsett Securities, LLC____________________________________, as of ____December 31____________________, 2024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHY P. SPICER
NOTARY PUBLIC
My Commission Expires 01/28/2026
SOUTH CAROLINA

Signature: ________________________________

Title:
__Chief Executive Officer_____________________

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

POINSETT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2024

POINSETT SECURITIES, LLC
TABLE OF CONTENTS

_____

POINSETT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets

Cash	$ 62,237
Total Assets	$ 62,237

Liabilities

Total Liabilities	$ -0-

Members' Interest

Members' interest	$ 62,237
Total Liabilities and Members' Interest	$ 62,237

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2024

Revenues

Advisory fees	$ 48,341
Interest Income	7
Total Revenues	$ 48,348

Expenses

Wages and other payroll expenses	$ 2,400
Professional fees	12,977
Rent	3,600
Telephone expense	1,200
Insurance	1,200
Marketing expense	112
Registration expense	8,529
Office supplies and expenses	1,200
Postage	71
Filing Fees	61
Total Expenses	$31,350
Net Loss	$16,998

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' INTEREST

YEAR ENDED DECEMBER 31, 2024

_____

	Members' Interest
Balance, December 31, 2024	$ 52,239
Net Income	$ 16,998
Distributions	$ (7,000)
Balance, December 31, 2024	$ 62,237

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

_____

Cash flows from operating activities

    Net Income $16,998

    Adjustments to reconcile net income to net cash
    provided by operating activities

    Cash flows:

        Decrease in prepaid expenses and other assets   4,455

Net cash from operating activities $21,453

Investing Activities

    Distributions $ 7,000

Net cash used by Investing Activities $ 7,000

Net increase in cash $14,453

Cash at beginning of reporting period   47,784

Cash at end of reporting period $ 62,237

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024
_____

Note 1 – Nature of operations

Poinsett Securities, LLC (the "Company"), a South Carolina limited liability company, was formed on February 12, 2015 under the laws of the state of South Carolina and is a sponsor and registered broker-dealer providing private placement services to affiliated companies. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on October 2, 2017.

Note 2 – Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the reporting period, the Company from time to time may have amounts on deposit in excess of the insured limits. There were no uninsured amounts as of December 31, 2024.

Accounts Receivable – Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company's allowance for doubtful accounts was $-0- as of December 31, 2024.

Fair Value Measurements – As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent,

POINSETT SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024
_____

Note 2 – Summary of significant accounting policies (continued)

knowledgeable, able and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of the liabilities. Considerable judgment may be required in interpreting market data used to develop estimates of fair value.

Revenue - The Company provides managing broker-dealer underwriting services on a "best-efforts" basis for various issuers of private placement securities under written agreement. These advisory fees are recognized when performance obligations are satisfied in accordance with the terms of the signed agreements.

All of the Company's revenue was received from one agreement during the reporting period.

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606: Revenue from Contracts with Customers. ASC 606 requires an entity to allocate revenue from a contract over various performance obligations of the contract and has a five-step model for implementing the standard. The Company determined that its "bests efforts" underwriting fees are the only performance obligation under our contracts and that such fees are recorded at the time the issuer accepts the subscription documents and payment from the customer.

Advertising – Advertising costs are expensed as incurred. There was no advertising expense for the reporting period.

Income Taxes – The Company has elected to be treated as a limited liability company for income tax purposes. As such, substantially all income (loss) of the Company is reported by the member on their individual income tax returns. There is no uncertain income tax for positions as of December 31, 2024.

Note 3 – Capital requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2024, the Company had net capital of $62,237 which was $57,237 in excess of its required capital of $5,000. The Company's net capital ratio was 1.000%.

POINSETT SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024
_____

Note 3 – Capital requirements (continued)

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4 – Related parties

The Company has entered into an expense sharing agreement with TIC Properties Management, LLC, which is owned/controlled by a member of the Company. The expense sharing agreement calls for a monthly charge of $300 for rent, $200 for payroll and related costs, $100 for insurance, $100 for telephone and $100 for general office expenses, as well as a share of scan, fax, copier, and other similar expenses.

The Company entered into a Managing Broker-Dealer Agreement with an affiliated company for the reporting period ended December 31, 2024. This agreement calls for the payment of fees based on capital raised on a best-efforts basis. During the reporting period, the Company earned $48,341 from this related party agreement.

Note 5 – Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 – Securities Investor Protection Corporation ("SIPC") exemption

The Company is a member of SIPC and, as such, is subject to their rules, regulations and filing requirements. SIPC Series 600 Rules require that members file an Agreed Upon Procedures ("AUP") Report prepared by an independent, public accountant. Firms with revenue of less than $500,000 are exempt from this requirement. The Company was exempt from this requirement for the reporting period ended December 31, 2024.

Note 7 – Subsequent events

The Company has evaluated subsequent events through February 15, 2024, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. There were no subsequent events that require disclosure in these financial statements.

Note 8 – Audit Waiver

Pursuant to SEC Rule 17a-5(e)(1)(i)(A) the securities business of the broker or dealer has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer, the broker has

promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction, and the broker has not otherwise held funds or securities for or owed money or securities to customers. Although the company acts as a broker (agent) for individual issuers, these are required since the State of South Carolina does not currently recognize a Serial LLC, which individual issuer Serial LLC would be able to issue an Independent series of offerings for each individual tax year. The company's designated examining authority, FINRA, as well as the Securities and Exchange Commission, have both affirmed that the Company is not required to engage an independent public accountant to provide the reports required under paragraph (d)(1)(i)(C) of SEC Rules 17a-5.

SUPPLEMENTAL SCHEDULES

POINSETT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

_____

Members' interest	$62,236
Less non-allowable assets:	-0-
Net capital	62,236
Minimum net capital	5,000
Capital in excess of minimum	57,236
Aggregate indebtedness	-0-
Ratio of Indebtedness to capital	n/a

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

POINSETT SECURITIES, LLC
SCHEDULE II – EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2024

Poinsett Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

     (1)   We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and

     (2)   We met the identified exemption provisions throughout the most recent reporting period ended December 31, 2024 without exception.

POINSETT SECURITIES, LLC

By:_____
John W. Boyd
Manager

February 15, 2025